Mail Stop 6010
December 23, 2005


Ms. Jessica M. Hoover
Vice President, Head of Corporate Business Development
Chiron Corporation
4560 Horton Street
Emeryville, California 94608

Re:	Chiron Corporation
    Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
    File No. 0-12798, Filed November 25, 2005

Dear Ms. Hoover:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.
2. We note that the transaction will trigger a change-of-ownership-clause in Chiron`s agreement with Schering AG regarding the right to market the Chiron-discovered multiple sclerosis drug Betaseron.
In
the appropriate sections, please revise your disclosure to discuss the relevance of this on the transaction and the considerations of each of Chiron and Novartis with respect to this matter.

Questions and Answers About the Merger, pages vii to xii
3. It appears that your Questions and Answers section addresses many of the same topics referenced in your Summary Term Sheet. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting and that you include disclosure related to all other matters in your Summary Term Sheet. Upon relocating these topics to your Summary Term Sheet, we suggest that you continue to disclose the narrative disclosure contained in your
Questions and Answers, rather than referencing where a particular matter may be located in the body of the proxy statement.
4. Under the question "How Many Votes Are Required to Approve the Merger Proposal?", please disclose the number of outstanding shares that must vote in favor of the merger and the merger agreement, both with and without the shares held by Novartis. Please also disclose any votes that you have locked up pursuant to voting or other agreements. Please also disclose this information on page 2 under "Quorum; Vote Required."
5. We refer you to the question "What are Consequences of the Merger to Chiron`s Directors and Executive Officers?." Please expand your disclosure and describe in reasonable detail the benefits each of Chiron`s directors and executive officers will receive if this transaction is completed. This discussion should include, but not be limited to, a discussion of amount payable as a result of the vesting and cancellation of currently unvested options and restricted stock units and restricted share rights. Also, this discussion should disclose the amount payable to your executive officers and directors due to the change of control. Further, to the extent that your current officers and/or directors will continue to serve the company after the transaction, disclose whether that the compensation to be received by your officers and directors will increase as a result of this transaction and whether there will be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction. To the extent that there are material differences between the interests of your officers and directors and the unaffiliated security holders in this transaction, prominently provide a summary of the interests and potential conflicts of interests. See Item 5 of Schedule 14A and
Schedule 13E-3, Item 11.
6. Please expand the question "What If I Fail to Instruct My
Broker?"
to clarify whether broker non-votes will be counted towards a quorum.
7. Under the question "Is the Exercise of Chiron`s Subscription
Right
Dependent on the Completion of the Merger?" please name the regulatory approvals referenced.

The Special Meeting, page 2
8. We note that the fee payable to Innisfree will range from
$25,000
to $50,000. Please explain the contingent nature of this fee. In this regard, under what circumstances will Chiron pay Innisfree a fee of $50,000? See Item 1009 of Regulation M-A.

Special Factors, pages 4-33

Background of the Merger, pages 4-7
9. Identify each party`s financial advisor and disclose when they were first engaged and each meeting in which they participated.
10. Please provide more robust disclose of the discussions
regarding
Chiron`s "long-range strategic planning." For example, did Chiron consider discussions with other candidates regarding a similar transaction? To that effect, we note your statement on page 20 that the board "has not considered alternatives to the merger." Please explain what you mean by this statement. See Item 1013(b) of Regulation M-A.
11. Please revise the description of the May 20, 2005 meeting to describe the long-range plan update and the preliminary discussions concerning Chiron`s valuation with Credit Suisse First Boston and
Morgan Stanley.
12. In your description of the December 2, 2004 meeting between
Lewis
Coleman and Raymond Breu you state that you discussed Chiron`s strategic outlook and Novartis` options. Please revise to describe the strategic outlook and the options Novartis was considering.
13. Additionally, at the January 11, 2005 meeting Mr. Coleman informed Dr. Breu that it was not an opportune time for Chiron to facilitate due diligence. Please explain why in more detail.
14. Please disclose what alternative means Chiron considered to accomplish the transaction or to otherwise increase shareholder value. Briefly describe the alternatives and state the reasons for rejection.  In each case, you should also disclose the advantages
and
disadvantages of the alternative.  See Item 1013(b) of Regulation
M-
A.
15. Your descriptions of many of the board meetings appear vague. You should describe in greater detail the nature and substance of the deliberations conducted by both companies` boards at their
meetings.
What conclusions did the board reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the
course of these discussions. You should also briefly disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement. Additionally, the parties attending each meeting should be identified. For meeting attended by legal advisors and/or financial advisors, revise to include the name of the firm acting as legal and/or financial advisor.
16. Please disclose the relevance to Novartis of the FDA
inspection
of Chiron`s Liverpool facility.
17. Please describe the rationale behind Novartis` $40 offer.
Also,
disclose the basis for the non-Novartis directors` determination that
the $40.00 was inadequate.   For example, what criterion was
examined
to make this determination?
18. Please revise the discussion of the August 31, 2005 meeting to identify the SEC filing that you refer to.
19. Please revise the discussion of the September 1 and September
5,
2005 meetings to describe the updated presentations from Chiron`s financial advisors.
20. In the discussion of the October 28, 2005 meeting you refer to open issues relating to Chiron`s request for modifications to increase the certainty of consummating any transaction that might be announced.  Please revise to describe the modifications that
Chiron
requested and whether or not such modifications were made.
21. Revise the discussion of the October 30 telephonic meeting to identify the open contract issues that you reference.
22. Please provide a more robust discussion of the purpose for the transaction as required by Item 1013(a) of Regulation M-A. To that effect, we note that in its initial offer letter, Novartis stated that the acquisition would better position Chiron to "deal with the legal, regulatory and business issues that it is facing" and would enable Novartis to "build a strategic platform in vaccines." At a minimum, please expand on these statements in the initial Novartis letter. In addition, please also provide a brief description of the purpose in the summary term sheet.  We may have further comments.
23. Please disclose the Novartis financial advisor and provide the appropriate disclosure required by Item 1015 of Regulation M-A related to this financial advisor.
24. Each presentation, discussion or report held with or presented by
an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent you have not already done so, please revise to summarize all the presentations made by CSFB, Morgan Stanley and the Novartis financial advisor and also file all relevant written materials, spreadsheets, talking papers, board
books, drafts, summaries or outlines, as exhibits pursuant to Item
9
of Schedule 13E-3 and Item 1016(c) of Regulation M-A. In particular, it does not appear that reports received by Novartis from its financial advisor have been filed.

Fairness of the Merger; Recommendation of the Non-Novartis
Directors
of Chiron`s Board of Directors, pages 7-9
25. Please note that each filing person`s opinion as to the
fairness
of the transaction to the unaffiliated security holders is
required.
The factors upon which this belief is based must be discussed in reasonable detail. In this regard, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should
be discussed by each filing person.  We note that you fail to address
many of these factors.  If the board did not consider one or more of
the factors, state that and explain why the factor(s) were not deemed
material or relevant. Also, to the extent applicable, include a discussion as to why each filing person determined that the transaction is fair despite the fact that it does not appear that the consideration was derived from or compared to the factors set forth
in Instruction 2 to Item 1014.  See Question and Answer No. 20 of
Exchange Act Release No. 34-17719.   Also, we remind you that your
disclosure should not be comprised of "conclusory statements."
See
Instruction 3 to Item 1014 of Regulation M-A. Alternatively, the filing persons may expressly adopt the analysis of another filing person in order to fulfill its disclosure obligation. Similar revisions should be made to your disclosure regarding the position of the Novartis Entities regarding fairness of the merger.
26. Please disclose whether the board considered the possibility of derivative actions as a result of the transaction and the possibility that those transactions might adversely affect the merger and the steps taken to minimize the possibility of such actions.
27. The Non-Novartis directors` disclosure regarding fairness should address the procedural safeguard factors identified in Items 1014
(d), (e) and (f) of Regulation M-A. Please revise to address these factors or disclose the basis for the Non-Novartis directors` belief that the transaction is fair to unaffiliated shareholders in their absence. The discussion of the fairness determination of the Novartis Entities should contain similar disclosure.
28. You state that the non-Novartis directors had the "ability to retain legal counsel and financial advisors selected by them." Please disclose whether or not the directors did so and, if not, the reasons why. We may have further comments.
29. We note your reference to "extensive arm`s-length negotiations with Novartis." Please advise of the basis for your belief that these negotiations were conducted at arm`s-length due to the related party nature of the transaction.
30. Please revise your disclosure to describe in greater detail the developments surrounding FLUVIRIN considered by the Chiron board as adverse factors.
31. Please explain the Chiron board`s reasons for believing that the ranges of implied per share valuations generated by Credit Suisse First Boston and Morgan Stanley were more reflective of the fair value of Chiron than the book value of the common stock or the liquidation value. Quantify the factors and valuations to the extent possible.

Position of the Novartis Entities Regarding Fairness of Merger, pages
9-10
32. Please expand the disclosure in this section to discuss in reasonable detail the aspects of Chiron`s historical financial performance and Novartis` internal financial analysis that provided the basis for the position of the Novartis entities.
33. Additionally, it appears from the discussions of the Background of the transaction that Novartis had a financial advisor. Did this party provide a fairness opinion? If it did, the fairness opinion should be presented and the analyses performed should be described in reasonable detail. Additionally, if Novartis adopted its fairness advisor`s fairness analysis, this information should be disclosed. See comment 25 above.

Opinions of Chiron`s Financial Advisors, pages 10-18
34. We note that the summary of the Credit Suisse First Boston opinion is qualified in its entirety by the full text of the opinion.
A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.
35. Please disclose any instructions given to the financial advisors in connection with the fairness opinions and any limitations imposed on the scope of their investigations or tell us supplementally that no such instructions were given and that no such limitations were imposed.
36. Please disclose whether there have been any material events that would affect the opinion since the date of the opinion.
37. The discussion of the financial analyses performed appears to imply that Credit Suisse First Boston and Morgan Stanley performed a joint analysis. If this is correct that this was a collaborative effort, please revise to clarify. If each party performed their own analysis, then please revise to describe each party`s analyses separately. For example:

* You have identified a list of comparable companies on page 16.
Did
Credit Suisse First Boston and Morgan Stanley perform one analysis or did each party perform a comparable company analysis? If each party performed a separate analysis, did both use the same list of companies or did CSFB use some of the companies on this list and Morgan Stanley use other companies on the list?
38. We note the list of criteria used to select comparable companies.
Were the companies identified on page 16 the only companies that met the criteria? If there were other companies that met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.
39. We note that Chiron`s financial advisor`s concluded that P/E multiples of 20.0x to 26.0x for 2006 and 18.0x to 24.0x for 2007 were appropriate ranges in valuing Chiron. How did the financial advisors reach that conclusion? Please disclose the criteria and assumptions used in selecting the P/E multiples for Chiron. Also, provide a discussion of the comparable company analysis. Was a P/E multiple calculated for each of the companies identified on page 16 or did they calculate the P/E multiple for a selection of these companies?
Did the financial advisors use the P/E multiples of the comparable companies to determine the appropriate range of P/E multiples for Chiron or did they use the mean and/or median? Please revise to explain and to provide the P/E multiples that were used to determine the appropriate range of multiples for Chiron.
40. Explain the terms "Company Forecast" and "Analyst Forecast." It is unclear if the valuation calculated using Chiron`s financial advisors` forecasts would be considered the "Company Forecast" or the
"Analyst Forecast."
41. Please explain further what you mean by the statement "Adjusted` earnings per share amounts excluded special items relating to certain acquisitions" on page 16.
42. Please disclose the criteria and assumptions used to determine the growth rates mentioned on page 17.
43. In the discussion labeled "Discounted Cash Flow Analysis -
Chiron
Consolidated" you state that the advisors used a subset of the companies reviewed in the selected company analysis. Please revise to identify each of the companies in this subset and explain how they were chosen. Explain how these companies were used to determine an implied valuation range for Chiron common stock. Also, revise to disclose how the advisors determined the discount rate range and the growth rate range for the discounted cash flow analyses.
44. Please disclose key comparable precedent transactions considered in the analysis and disclose how these transactions were selected. Please also disclose the dates and premiums paid in each transaction and how information gleaned from these transactions assisted you in determining that the terms of this transaction is fair to the unaffiliated shareholders.

Interests of Chiron`s Directors and Executive Officers in the
Merger,
pages 21-23
45. Please briefly describe what you mean by a "qualifying termination."
46. Please also disclose in this section the number of shares the directors and officers owned as of the record date, what percentage of the outstanding common stock this represented on that date, and how they plan to vote.

Relationship with Novartis AG, page 23
47. We note your statement on page 26 that Chiron did not meet the 2004 measurement standards. Please describe the measurement standards more specifically. For example, are the measurement standards driven off net income, revenue or some other measure? Quantify the 2004 shortfall. Are you on track to meet the measurement standard this year?

Certain Federal Income Tax Considerations, page 30
48. You are required to disclose a description of all of the "material" federal tax consequences of the transaction, rather than
"certain" federal tax consequences.  Revise the heading and the text
of this section to clarify that this section addresses the
"material"
tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A. Please make similar changes throughout your proxy statement.
49. Revise to discuss the federal tax consequences of the Rule
13e-3
transaction on the subject company and the other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.
50. Your disclosure should present the material tax consequences of
the transaction to security holders. In this regard, we note that you disclose that "a stockholder that receives cash as a result of the merger will generally recognize gain or loss . . . ."  Please remove qualifying words such as "generally" or revise the disclosure to clarify why you are not certain of the material federal tax consequences.
51. Please revise the tax disclaimer in the last sentence of this section and similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they "should" consult their tax advisors.

Litigation, pages 30-31
52. Please disclose the amount of the claims for damages and rescission, respectively.
53. Please be advised that Instruction to Item 1011(a)(5) requires that a copy of any document relating to a major development (such as pleadings, an answer, complaint, temporary restraining order, injunction, opinion, judgment or order) in a material pending legal proceeding must be furnished promptly to the Commission staff on a supplemental basis.

Regulatory Approvals, pages 32-33
54. Please disclose the amount of the filing fee that will be paid in connection with the HSR filing and who will pay it. Please disclose that the HSR Act places the responsibility for filing fees on the acquirer. If the company is paying any portion, please explain why the company agreed to accept these expenses.

Closing Conditions, pages 43-44
55. Please revise your disclosure to indicate which conditions may be waived.

Financial Projections, page 50
56. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Chiron`s financial advisors and used to formulate their opinions. Further, what consideration was given to disclosure of the 2004 long-term strategic plan and, specifically, the projections contained therein?
57. We note that you disclose that "[n]one of Chiron, the non-Non-Novartis directors and the board generally, any of the Novartis entities, Credit Suisse First Boston, Morgan Stanley or Chiron`s independent auditors assume any responsibility for the reasonableness, completeness, accuracy or reliability of this prospective financial information." The purpose and effect of this statement is unclear. Accordingly delete this referenence. Forward-Looking Statements, page 54
58. The offer states that the filings persons "do not undertake an obligation to update the forward- looking information contained in the proxy statement." This statement is inconsistent with your amendment obligations under Rule 13e-3 and the proxy rules. Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially. Please delete.

Where you Can Find More Information, page 55
59. Please revise your disclosure to properly reflect the new address of the SEC`s Public Reference Room. The new address is 100 F Street,
N.E., Washington, DC, 20549.
60. Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a),
13(c), 14 or 15(d) of the Exchange Act. If you make any such filings, you may be required to amend the Schedule 13E-3 to specifically incorporate them by reference. Please confirm.

Proxy Card
61. We note you have provided the opportunity for investor to vote for or against the use of discretionary authority for other business that may properly come before the meeting. Please note, that this discretionary authority cannot be used to adjourn the meeting in order to solicit additional votes. If the meeting may be adjourned for this purpose, you should include a separate opportunity to vote for adjournment in order to solicit additional votes.
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655, or Suzanne Hayes at (202) 551-3675 with any other questions.

  Sincerely,



									Jeffrey Riedler
									Assistant Director

cc:	Alison S. Ressler, Esq.
Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067-1725


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Ms. Jessica M. Hoover
December 23, 2005
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